SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2010

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. Publicly-held Company CNPJ 02.558.074/0001-73 NIRE 35.3.001.587.9-2

RELEVANT FACT

VIVO PARTICIPAÇÕES S.A. (“VIVO PART.”) hereby communicate to the market that PORTUGAL TELECOM SGPS S.A. disclosed the following Relevant Fact on this date:

“Portugal Telecom informs to have reached an agreement with Telefónica for the disposal of the 50% stake held by Portugal Telecom in Brasilcel. The Board of Directors of Portugal Telecom, at a meeting held today, approved the sale of its 50% in Brasilcel to Telefónica for a total price of 7.5 billion Euros, of which:

(i) 4.5 billion Euros shall be paid at the closing date of the transaction (within no later than 60 days after this announcement); (ii) 1 billion Euros shall be paid on December 30, 2010, and (iii) 2 billion Euros shall be paid until October 31, 2011.

Portugal Telecom and Telefónica have also agreed to start discussions, as from January 2011, towards establishing an industrial partnership with the purpose of continuing to provide Portugal Telecom with scale benefits and, as well, exploiting cooperation businesses in order to maximize synergies and cost savings for both companies, in a scenario where Portugal Telecom does not carry out activities in competition with Telefónica on the Brazilian market. The industrial partnership is intended for developing, without limitation, the following areas: joint I&D center in Portugal; procurement; technology and operations; best practice sharing; benchmarking; and joint development of the future telco business model.

Brazil has been a key component of our company’s strategy since 1998. PT is pride of having actively contributed to Vivo’s success and to the consolidation of its leadership on the Brazilian mobile market. The commitment and efforts made by many people during the last years were critical for the achievement of such success and for Vivo adding value to PT. PT would like to thank to all the employees and management staff of Vivo for their professional and dedicated attitude in the performance of their duties along the last years.”

São Paulo, July 28, 2010.

Roberto Oliveira de Lima
Chief Executive Officer
Vivo Participações S.A.

Cristiane Barretto Sales
Investor Relations Officer
Vivo Participações S.A.

VIVO – Investor Relations
Tel: +55 11 7420-1172
Email: ri@vivo.com.br
Information available from: www.vivo.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2010

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.